UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: September 2, 2003

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F          X           Form 40- F

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          ]

Yes                     No          X

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          ]

Yes                     No          X

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                     No          X

          [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          ]

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Shipping Corporation (the “Company”), dated September 2, 2003.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

• REGISTRATION STATEMENT ON FORM F-3 (NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000; AND
• REGISTRATION STATEMENT ON FORM F-3 (NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2003	TEEKAY SHIPPING CORPORATION By: /s/ Peter Evensen Peter Evensen Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT I

TEEKAY SHIPPING CORPORATION TK House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas

NEWS RELEASE

TEEKAY SECURES LONG-TERM CHARTER CONTRACTS
FOR TWO SUEZMAX SHUTTLE TANKERS

Nassau, The Bahamas, September 2, 2003 — Teekay Shipping Corporation (Teekay) today announced that its shuttle tanker subsidiary, Ugland Nordic Shipping AS (UNS), has secured contracts for the long-term charter of two additional sophisticated Suezmax shuttle tankers to Petrobras Transporte S.A. (Transpetro), a wholly-owned subsidiary of Petroleo Brasileiro S.A. (Petrobras). These US Dollar-denominated contracts are at fixed rates for 13 years each, commencing in the third quarter of 2004.

Concurrently Teekay has entered into an agreement to purchase two Suezmax tanker newbuildings, due for delivery during the first half of 2004. These vessels will undergo extensive conversion before commencing service in Brazil under bareboat charter contracts. These contracts, together with the recently announced contract to provide a Floating Storage Offtake tanker to Unocal Thailand, will provide an additional estimated annual cash flow from operating activities of approximately $20 million to Teekay’s long-term fixed-rate business segment.

“We are pleased to have secured these long-term contracts with Transpetro. Our growing relationship with Petrobras and our expanding presence in Brazil demonstrate the franchise value of Teekay’s shuttle tanker operations,” said Bjorn Moller, President and Chief Executive Officer of Teekay. “With the addition of these two vessels to our fleet in Brazil, Teekay will be the leading provider of shuttle tankers in one of the world’s most active areas of offshore oil development.”

About Teekay

Teekay is the leading provider of international crude oil and petroleum product transportation services, transporting more than 10 percent of the world’s sea-borne oil. With offices in 12 countries, Teekay employs more than 4,200 seagoing and shore-based staff around the world. The Company has earned a reputation for safety and excellence in providing transportation services to major oil companies, oil traders and government agencies worldwide.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

Forward-Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) regarding the effect of this transaction on the Company’s future financial performance; the newbuilding delivery dates; and the demand for shuttle tankers in South America. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to: early termination or breach of one or more of the bareboat charter contracts; potential delays or higher than anticipated costs associated with the conversion of the tankers; lower than anticipated oil production or exploration in South America; and other factors detailed from time to time in the Company’s periodic reports, including its Form 20-F for the year ended December 31, 2002, filed with the U.S. Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

For Media enquiries contact:
Kirsten Douglas
Tel: +1 (604) 844-6615

For Investor Relations enquiries contact:
Scott Gayton
Tel: +1 (604) 844-6654

Web site: www.teekay.com